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#coffee Search

WE HAVE TO CLOSE OUR CXFFEE CLUB😔☕🏚️

CXFFEEBLACK.

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Memphis, Tennessee. Mississippi River
Memphis

Comments 20 Likes 403

Cxffeeblack · Creator
Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure
1s ago Reply

Kitchen Couch TV · Friends
A reason to go to Memphis I'm pulling up and bringing my mushrooms
15h Reply 1

kaiser. · Friends
YESSSSS